Exhibit 99.1

Sundial Reports First Quarter 2022 Financial and Operational Results

CALGARY, AB, May 16, 2022 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company") reported its financial and operational results for the first quarter ended March 31, 2022. All financial information in this press release is reported in millions of Canadian dollars unless otherwise indicated.

The Company will hold a conference call and webcast at 10:30 a.m. EDT (8:30 a.m. MDT) on Tuesday, May 17, 2022. Please see the dial-in details within the release and additional details on Sundial's website at www.sndlgroup.com.

This press release is intended to be read in conjunction with the Company's Financial Statements and Notes for the period and the accompanying Management's Discussion and Analysis ("MD&A"). These reports are available under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Sundial has also posted a supplemental investor presentation on its website which can be found at https://sndlgroup.com/investors.

FIRST QUARTER 2022 FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Acquired Alcanna Inc. ("Alcanna") on March 31, 2022, creating the largest private sector cannabis and liquor retail network in Canada.
•	Net revenue for the first quarter of 2022 of $17.6 million, including one day of revenue on the acquisition of Alcanna, an increase of 78% over the first quarter of 2021.
•	Cannabis Cultivation and Production: Net revenue of $8.8 million for the first quarter of 2022.
•	Cannabis Retail: Net revenue of $7.5 million for the first quarter of 2022 (including $0.7 million for one day of revenue from Nova Cannabis Inc. ("Nova") acquired as part of the Alcanna acquisition).
•	Liquor Retail: One-day revenue contribution of $1.3 million from the Alcanna acquisition.
•	Alcanna's revenues for the period from January 1, 2022 to March 30, 2022 (prior to the date it was acquired by Sundial were $162.5 million, with gross margin of approximately $36.3 million, which, subject to certain acquisition-related and other adjustments, would have been consolidated with Sundial's results for this period had the acquisition occurred on January 1, 2022.
•	Gross margin increased to $3.4 million for the first quarter of 2022 compared to a loss of $3.5 million in the first quarter of 2021, a 199% increase.
•	Net loss was improved to $38.0 million for the first quarter of 2022 compared to a $134.4 million net loss in the first quarter of 2021, an improvement of 72%.
•	Adjusted EBITDA loss of $0.7 million for the first quarter of 2022, compared to Adjusted EBITDA of $3.3 million in the first quarter of 2021, largely driven by central bank interest rate changes and fair value adjustments related to the SunStream joint venture.
•	$1.0 billion of cash, marketable securities, and long-term investments and no outstanding debt at March 31, 2022; $361 million of unrestricted cash at May 13, 2022.

"The first quarter of 2022 was both transformational and transitional for Sundial," said Zach George, Chief Executive Officer. "We are now Canada's largest private sector distributor of both liquor and cannabis with 354 retail locations and have quickly benefitted from collaboration with our new legacy Alcanna colleagues. Sundial's regulated products platform provides unique insights into evolving consumer preferences and value propositions. We continue to strengthen and transform our business while benefitting from vertical integration across our segments under a shared services model. In less than two months, we have been able to increase branded product distribution by shipping products to Value Buds stores and have started to realize synergies against an integration plan that will be a focus for the balance of the year. Through cost structure improvements in our cannabis operations, we have created a more balanced and diverse product mix that focuses on higher-margin, higher-quality cannabis. In addition, the current rising interest rate environment has led us to make non-cash accounting adjustments to our largely fixed-rate SunStream portfolio, resulting in muted adjusted EBITDA contribution for the quarter."

Commenting on the current market environment, Mr. George added "While our shares have outperformed global and Canadian cannabis indices on a year-to-date and a one-year basis through May 13, we are focused on sustainable absolute returns and committed to the relentless pursuit of shareholder value creation. Sundial's debt-free balance sheet and ample cash reserves place us in an enviable position as we witness a reckoning taking hold in the Canadian cannabis market. Continued aggressive cash consumption by our peers, reduced access to capital, and waning investor risk appetite is likely to accelerate sector rationalization as the industry slowly moves towards the formation of an oligopoly."

FIRST QUARTER 2022 KEY FINANCIAL METRICS

OPERATING SEGMENTS	- - - - -Cannabis - - - - -
($000s)	Cultivation and Production	Retail	Liquor Retail	Investment	Corporate	Total
As at March 31, 2022
Total assets	153,612	254,514	582,808	982,306	23,032	1,996,272
Three months ended March 31, 2022
Net revenue	8,775	7,512	1,310	-	-	17,597
Gross margin	(158)	3,293	284	-	-	3,419
Interest and fee revenue	-	-	-	3,861	-	3,861
Loss on marketable securities	-	-	-	(17,710)	-	(17,710)
Share of profit of equity-accounted investees	-	-	-	4,091	-	4,091
Depreciation and amortization	68	595	-	-	76	739
Earnings (loss) before tax	(9,190)	131	(73)	(9,758)	(19,150)	(38,040)

As at December 31, 2021
Total assets	147,887	153,624	-	1,093,596	29,155	1,424,262
Three months ended March 31, 2021
Net revenue	9,891	-	-	-	-	9,891
Gross margin	(3,452)	-	-	-	-	(3,452)
Interest and fee revenue	-	-	-	2,849	-	2,849
Gain on marketable securities	-	-	-	12,900	-	12,900
Share of profit of equity-accounted investees	-	-	-	-	-	-
Depreciation and amortization	954	-	-	-	104	1,058
Earnings (loss) before tax	(9,172)	-	-	14,300	(139,573)	(134,445)

FIRST QUARTER 2022 RESULTS

Sundial is comprised of four segments: Cannabis Cultivation and Production, Cannabis Retail, Liquor Retail, and Investments.

CANNABIS CULTIVATION AND PRODUCTION

Sundial remains focused and committed to its cultivation and processing activities, including continuous improvement of its product offerings for customers while focusing on cost optimization and the most competitive and profitable strains and brands.

•	Cost of sales per gram sold for the three months ended March 31, 2022 was $2.69 compared to $2.87 for the three months ended March 31, 2021. The decrease of $0.18 per gram sold reflects reductions in per gram costs across all branded product formats due to operational efficiencies, despite increases in cost of power and wages.
•	Gross margin for the first quarter of 2022 was negative $0.2 million compared to negative $3.5 million for the three months ended March 31, 2021. The gross margin improvement demonstrates Sundial's progress in implementing supply chain excellence to drive discipline around cost optimization, despite intense price compression and lower revenue.
•	Cultivation consistency continues to improve in 2022 with Sundial's highest ever average weighted potency results achieved in the first quarter of 2022 at 23.9% THC representing a 1.5% increase from the previous quarter. Further, Sundial's average weighted yield per square foot broke a new Company record in March 2022, with an average weighted yield of 64 grams per square foot.
•	Through its enhanced portfolio initiative, Sundial remains focused on the premium inhalables segment. The Company has made material improvements in its cultivation and innovation pipeline, which is contributing to an enhanced product portfolio nationally. In the first quarter of 2022, Sundial's priority SKU distribution increased nationally by 1,389 points as measured by internal Customer Relationship Management reporting. Further, the company continues to partner effectively with provincial boards and secured 159 new inhalable product listings nationally year to date. This innovation success rate represents a 92% strike rate against the Company's plan despite provinces and retailers scrutinizing and rationalizing SKUs.
•	Sundial has terminated the Service and Sale Agreement between Sundial and Sun 8 Holdings Inc. for a total consideration of approximately $3.1 million in cash and $2.9 million in Sundial shares. As part of this transaction, Sundial has acquired the royalty rights to own the intellectual property of Top Leaf, which eliminates the royalty fee Sundial was paying to Sun 8.

REVENUE FROM CULTIVATION AND PRODUCTION
Gross revenue from branded cannabis products was $9.7 million for the first quarter of 2022, an increase of 8% compared to the first quarter of 2021. The increase in branded sales as part of the company's product mix reflects the progress and commitment to executing its retail vertical integration strategy across Western Canada and Ontario.  Total gross revenue from the cultivation and product of cannabis was $11.3 million for the first quarter of 2022, a decrease of 3% compared to the first quarter of 2021. The decline in gross revenue was driven by a 42% decrease in wholesale sales to other Licensed Producers in the first quarter of 2022 versus the first quarter of 2021.

NET SELLING PRICE
Average net selling price per gram was $2.60 in the first quarter of 2022, an increase of 5%, compared to $2.48 per gram in the first quarter of 2021. The increase was due to higher prices for provincial board sales. Provincial board prices have increased due to the shift of the mix of Sundial offerings from value products to core products as well as lower price discounts and concessions compared to the prior period.

REVENUE BY FORMATS
In the first quarter of 2022 gross revenue from Sundial's formats was:

	Three months ended March 31
($000s)	2022	2021
Revenue from dried flower	8,853	9,716
Revenue from vapes	531	1,413
Revenue from oil	27	181
Revenue from edibles and concentrates	1,536	438
Revenue from services	358	-
Gross revenue	11,305	11,748

CANNABIS RETAIL

The Company's expanded retail network creates an opportunity to own the relationship with cannabis consumers and showcase both Sundial's branded products and the best offerings from other Canadian licensed producers.

•	Effective March 31, 2022, Sundial appointed Marcie Kiziak as its President, Cannabis Retail.
•	Gross margin for retail operations for the first quarter of 2022, was $3.3 million dollars.
•	As of May 13, 2022, the Spiritleaf store count is 103 (20 corporate stores and 83 franchised stores) and the Nova store count is 80 stores.
•	Sundial continued to see brand share increase for its house brands sold in Spiritleaf locations through the first quarter and we continue to see product penetration momentum in the second quarter of 2022. Value Buds stores began carrying Sundial brand products immediately following the Alcanna acquisition.

REVENUE FROM CANNABIS RETAIL
Gross revenue from the cannabis retail segment for the three months ended March 31, 2022 was $7.5 million, including $0.7 million representing one day of sales for Nova.

SYSTEM-WIDE RETAIL SALES
System-wide retail sales1 at were $34.6 million for the first quarter of 2022 compared to $41.4 million in the fourth quarter of 2021. System-wide retail sales represent the aggregate revenue earned by franchised Spiritleaf retail cannabis stores and corporate-owned Spiritleaf retail cannabis stores and do not represent revenues that accrue to the Company. The Company receives all revenues from corporate-owned Spiritleaf retail cannabis stores, and royalties and advertising fees in respect of the franchised Spiritleaf retail cannabis store revenue.

The Nova retail stores results are comprised of one day of operations following the acquisition on March 31, 2022, and were as follows:

•	Gross revenue was $0.7 million.
•	Gross margin was $0.2 million.
_________________________
[1] System-wide retail sales is a specified financial measure. For more details, see the "Specified Financial Measures" section below.

While Sundial does not account for the results of the Nova retail stores prior to the acquisition date, the results for the period from January 1, 2022 to March 31, 2022 were as follows:

•	Gross revenue of $49.8 million.
•	Gross margin of $9.4 million, or 18.8% of sales.
•	In the first quarter of 2022, Nova opened six new Value Buds locations with 12 further store openings planned for the remainder of 2022.

LIQUOR RETAIL (ALCANNA)
With the Alcanna acquisition on March 31, 2022, Sundial is now Canada's leading regulated products platform. Sundial has commenced and will continue the post-acquisition integration work throughout the remainder of 2022.

The retail liquor segment results are comprised of one day of operations following the acquisition on March 31, 2022 and are as follows:

•	Gross revenue was $1.3 million.
•	Gross margin was $0.3 million.

While Sundial does not account for the results of the liquor retail segment prior to the acquisition date, the results of Alcanna's retail locations for the period from January 1, 2022 to March 31, 2022 were as follows:

•	Gross revenue for liquor retail sales for the Ace Liquor, Wine and Beyond, and Liquor Depot banners was $114.7 million.
•	Gross margin was $27.3 million, or 24.1% of sales.
•	In the first quarter of 2022, one Ace Liquor and four Wine & Beyond locations were opened in Alberta.

INVESTMENTS

•	As of the end of the first quarter of 2022, the Company had deployed capital on several cannabis-related investments totaling $650 million, including $453 million to the SunStream Bancorp Inc. joint venture ("SunStream"). For the first quarter of 2022, the investment portfolio generated interest and fee revenue of $3.9 million ($2.8 million in the first quarter of 2021), share of the profit of equity-accounted investees generated from investments by SunStream of $4.1 million (nil in the first quarter of 2021), and an investment loss of $17.7 million (gain of $12.9 million in the first quarter of 2021) on marketable securities, which includes unrealized losses on publicly disclosed strategic investments in Village Farms International, Inc. and The Valens Company Inc.
•	The investments in SunStream are accounted for at an estimate of their fair value prepared by independent valuators, reflecting current credit market conditions and underlying uncertainty. The impact of changes to interest rates during the quarter on the portfolio was approximately $6.6 million. Actual returns from investments may differ materially from the impact of accounting fair value adjustments. To date no credit losses have been realized in the SunStream portfolio.

REVENUE FROM INVESTMENTS
Revenue from investments in the first quarter of 2022 was negative $17.7 million, including unrealized losses on marketable securities of $17.8 million, due to fluctuations in share prices from our strategic equity portfolio of Canadian cannabis-related investments.

	Three months ended March 31
($000s)	2022	2021
Interest and fee revenue
Interest revenue from investments at amortized cost	995	113
Interest and fee revenue from investments at Fair Value Through Profit or Loss	2,116	2,182
Interest revenue from cash	750	554
	3,861	2,849
Investment revenue
Realized gains	124	8,019
Unrealized (losses) gains	(17,834)	4,881
	(17,710)	12,900
Revenue from direct investments	(13,849)	15,749
Share of profit of equity-accounted investees	4,091	-
Total investment activities	(9,758)	15,749

CONSOLIDATED FINANCIAL RESULTS

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses for the three months ended March 31, 2022 were $10.7 million compared to $7.1 million for the three months ended March 31, 2021. The increase of $3.6 million was mainly due to increases in salaries and wages, office and general and professional fees. The increases in salaries and wages and office and general expenses were due to the acquisition of Inner Spirit Holdings in July 2021. The increase in professional fees was largely due to an increase in accounting services fees relating to the completion of the Company's 2021 year-end audit.

NET LOSS
The $96.4 million improvement in net loss is primarily due to the higher net revenue of $7.7 million, share of profit from SunStream of $4.1 million and change in fair value of derivative warrant liabilities of $121.6 million, partially offset by investment losses of $30.6 million and higher general and administrative expenses of $3.6 million.

ADJUSTED EBITDA

Adjusted EBITDA was a loss of $0.7 million for the three months ended March 31, 2022 compared to positive Adjusted EBITDA of $3.3 million for the three months ended March 31, 2021. The decrease was due to the following:

•	An increase in cost of sales, due to the inclusion of cannabis retail cost of sales; and
•	A decrease in realized gains on marketable securities.

The decrease was partially offset by:

•	An increase in net revenue, primarily as a result of the inclusion of cannabis retail revenue; and
•	Share of profit from the SunStream joint venture.

LIQUIDITY POSITION

•	Book value of net assets at March 31, 2022, was USD$1.3 billion or USD$0.53 per share
•	As at March 31, 2022, and May 13, 2022, the Company had an unrestricted cash balance of $423 million and $361 million, respectively, and total common shares outstanding of 2.4 billion at March 31, 2022 and May 13, 2022.

SHARE REPURCHASE PROGRAM

•	Sundial's insider trading blackout period expires on May 18, 2022. Management views the repurchase of shares as an accretive use of capital given the current trading price of Sundial's shares and management's view of the Company's liquidity, assets, and operations. In addition to the previously announced Share Repurchase Program, the Company recently sought approval from the Alberta and Ontario Securities Commissions to sell Sundial put options to enhance this program. No shares have been repurchased or put options sold by Sundial under the Share Repurchase Program to date due to the previously disclosed blackout.

STRATEGIC AND ORGANIZATIONAL UPDATE

Sundial remains focused on building long-term shareholder value through vertical integration, accretive deployment of cash resources, expansion of its retail distribution network,  further streamlining of the Company's operating structure, and enhanced offerings of high-quality brands.

ACCESS TO UNIQUE INSIGHTS

•	Across a broader retail value chain, Sundial's retail footprint is expected to help facilitate customer relationships and help capture additional economies of scale.
•	By gaining insight into thousands of daily shopper transactions at over 354 retail stores, Sundial intends to optimize offerings, pricing, and promotions in both liquor and cannabis locations to better serve customers.

IMPROVED SUPPLY AND DEMAND PLANNING

•	The vertical integration of Sundial is also designed to provide economies of scale and greater synergies with a shared services model, providing the company with the ability to better align its demand and supply plans and operate more cohesively.
•	In addition to implementing more rigorous supply and demand planning processes, the company's extensive industry footprint may positively impact relations with regulators, suppliers, and distributors.
•	The Company's access to a large customer base provides it with a strong foundation for e-commerce and direct-to-consumer strategies that are expected to increase revenue.
•	Additionally, Sundial expects to continue to assess profitable opportunities such as private label offerings and to develop targeted merchandising strategies for its entire retail portfolio.

MANAGEMENT TEAM
With the acquisition of Alcanna, Sundial has gained significant retail experience and expertise. The Company's Board of Directors has appointed the following management team:

•	Zach George - Chief Executive Officer
•	Jim Keough - Chief Financial Officer
•	David Gordey - Chief Administrative Officer
•	Andrew Stordeur - President and Chief Operating Officer
•	Marcie Kiziak - President, Cannabis Retail
•	Tank Vander - President, Liquor Division
•	Matthew Hewson - General Counsel and SVP, Legal and Regulatory Affairs
•	Robbie Madan - Chief Information and Digital Officer

SPECIFIED FINANCIAL MEASURES
Certain specified financial measures in this news release, including adjusted EBITDA and system-wide retail sales, are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for or superior to measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company's operating results in the same manner as the management team.

ADJUSTED EBITDA
Adjusted EBITDA is a non-IFRS measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts, and others to aid in understanding and evaluating the Company's operating results in a similar manner to its management team. Adjusted EBITDA is defined as net income (loss) from continuing operations before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, unrealized gains or losses on marketable securities, change in fair value of derivative warrants,  share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.

($000s except percentages)	Q1 2022	Q4 2021	% Change	Q1 2021	% Change
Net loss	(38,040)	(54,761)	31%	(134,445)	72%
Adjustments
Finance costs	(61)	3,530	102%	51	220%
Change in estimate of fair value of derivative warrants	8,300	(8,200)	201%	129,944	-94%
Loss on cancellation of contracts	-	5,116	-100%	-	0%
Depreciation and amortization	739	352	110%	1,058	-30%
Income tax recovery	-	7,787	-100%	-	0%
Change in fair value of biological assets	(3,690)	(2,158)	-71%	94	4026%
Change in fair value realized through inventory	1,561	1,756	-11%	50	3022%
Unrealized foreign exchange (gain) loss	16	(1)	1700%	1,905	-99%
Unrealized loss on marketable securities	17,834	43,750	-59%	(4,881)	465%
Share-based compensation	4,204	2,443	72%	3,456	22%
Loss on disposition of PP&E	-	(374)	-100%	117	-100%
Cost of sales non-cash component (1)	-	772	-100%	826	-100%
Inventory obsolescence	1,981	9,702	-80%	1,754	13%
Restructuring costs	-	874	-100%	-	0%
Transaction costs (2)	6,481	7,837	-17%	3,648	78%
Government subsidies	-	-	0%	(2,180)	-100%
Other expenses	-	-	0%	1,930	-100%
Adjusted EBITDA	(675)	18,425	104%	3,327	120%

(1) Cost of sales non-cash component is comprised of depreciation expense
(2) Transaction costs relate to financing and investing activities related to acquisitions

SYSTEM-WIDE RETAIL SALES
System-wide retail sales is a non-IFRS measure which the Company uses to evaluate the performance of its retail operations. System-wide retail sales represent the aggregate revenue earned by both franchised and corporate-owned retail cannabis stores and do not represent solely the retail segment's revenue. The Company only receives royalties, advertising and franchise fees in respect of franchised Spiritleaf retail cannabis store revenue. The system-wide retail sales measure is useful to management in evaluating brand scale and market penetration and is used by management to assess the financial and operating performance of the Company and the strength of the Company's market position relative to its competitors.

	Three months ended March 31
($000s)	2022	2021
Gross revenue	7,512	-
Less:
Franchise revenue	(2,050)	-
Other revenue	(23)	-
Add:
Franchise store sales	29,165	-
System-wide retail sales	34,604	-

CONFERENCE CALL
Sundial will host a conference call and webcast at 10:30 a.m. EDT (8:30 a.m. MDT) on Tuesday, May 17, 2022.

WEBCAST ACCESS
To access the live webcast of the call, please visit the following link:
https://services.choruscall.ca/links/sundialgrowers2022q1.html

REPLAY
The webcast archive will be available for three months via the link provided above.
A telephone replay will be available for one month. To access the replay dial:
Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010
When prompted, enter Replay Access Code: 8957#

ABOUT SUNDIAL GROWERS INC.
Sundial is a public company whose shares are traded on Nasdaq under the symbol "SNDL." Its business is reported and analyzed under four segments: Cannabis Production and Cultivation, Cannabis Retail, Liquor Retail, and Investments.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, Sundial's 'craft-at-scale' modular growing approach, award-winning genetics, and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects and Grasslands. Sundial has acquired Alcanna and is now the largest private sector cannabis and liquor retailer in Canada as the Company retail banners now include Spiritleaf, Value Buds, Ace Liquor, Liquor Depot, and Wine & Beyond.

Sundial's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

For more information on Sundial, please go to www.sndlgroup.com.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's operational goals, demand for the Company's products, the Company's ability to achieve profitability or its goal of sustainable, positive gross margin and positive free cash flow, the development of the legal cannabis industry, performance of the Company's investments, including through the SunStream joint venture, any potential forms of shareholder value creation,  the maintenance of production levels and maintenance or improvement in harvest THC levels (including during the COVID-19 pandemic), the expansion of product offerings, brand and market share and retail networks, and the integration and realization of expected benefits of the acquisition of Alcanna. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Item 3.D. - Risk Factors" in the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission ("SEC") on April 28, 2022, and the risk factors included in our other SEC filings for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, E: investors@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 17:40e 16-MAY-22